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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Celebrate Express, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
15100A104
(CUSIP Number)
Stephen Roseman, CFA
Thesis Capital Management, LLC
60 E. 42nd St., Suite 1245
The Lincoln Building
New York, NY 10165
Telephone: (212) 585-0100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
Copies to:

John Olmstead, Esq.
Faust Oppenheim,LLP
488 Madison Avenue, 17th Floor
New York, NY 10022
Telephone: (212) 751-7700
April 4, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	15100A104	Page	2	of	17

1	NAMES OF REPORTING PERSONS: Stephen Roseman, CFA

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Canada

	7	SOLE VOTING POWER:

NUMBER OF		2,208

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		531,199

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,208

WITH	10	SHARED DISPOSITIVE POWER:

		531,199

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	533,407

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	15100A104	Page	3	of	17

1	NAMES OF REPORTING PERSONS: Thesis Capital Management, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		531,199

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		531,199

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	531,199

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IA, OO

CUSIP No.	15100A104	Page	4	of	17

1	NAMES OF REPORTING PERSONS: Thesis Capital, LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		98,715

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		98,715

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	98,715

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	1.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	15100A104	Page	5	of	17

1	NAMES OF REPORTING PERSONS: Thesis Capital Master Fund Limited

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		432,484

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		432,484

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	432,484

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

Item 1. Security and Issuer
This Schedule 13D (“Schedule 13D”) is being filed with respect to the beneficial ownership of common stock, par value $0.001 per share (the “Common Stock”), of Celebrate Express, Inc., a Washington corporation (the “Company”). The address of the Issuer’s principal executive offices is 11220 120th Avenue Northeast, Kirkland, Washington 98033.
As reported on the Issuer’s 10Q for the quarter ended December 31, 2006, 7,848,393 shares of the Issuer’s Common Stock were outstanding.
Item 2. Identity and Background
(a)-(c) The names of the persons filing this Schedule 13D are Stephen Roseman, CFA, an individual (“Mr. Roseman”), Thesis Capital Management, LLC, a Delaware limited liability company (“TCM”), Thesis Capital LP (“TC”), a Delaware limited partnership, and Thesis Capital Master Fund Limited, a Cayman Islands exempted company (“TCMF”), and together with Mr. Roseman, TC, and TCM collectively, the “Thesis Capital Members”. Thesis Capital Members may hereinafter be referred to as the “Filers.”
TCM is an investment management firm and is the investment manager of TC and TCMF (together, the “Thesis Funds”). The address of TCM’s principal business and principal office is 60 E. 42nd St., Suite 1245, The Lincoln Building, New York, NY 10165.
TC is a Delaware limited partnership which invests in securities and is managed by TCM. The address of TC’s principal business and principal offices is 60 E. 42nd St., Suite 1245, The Lincoln Building, New York, NY 10165.
TCMF is a Cayman Islands exempted company which invests in securities and is managed by TCM. TCMF’s investors include Thesis Capital Domestic, LP, a Delaware limited partnership, and Thesis Capital Offshore Limited, a Cayman Islands exempted company, both managed by TCM. The address of TCMF’s principal business and principal offices is c/o Goldman Sachs (Cayman) Trust, 2nd Floor, Harbour Centre, P.O. Box 896 GT, Grand Cayman, Cayman Islands.
Mr. Roseman is the sole Manager of TC, TCM and Thesis Capital Advisors, LLC, a Delaware limited liability company which is the general partner of TC. Mr. Roseman’s business address is 60 E. 42nd St., Suite 1245, The Lincoln Building, New York, NY 10165.
(d)-(e) During the last five years, none of the Filers have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Stephen Roseman, CFA is a citizen of Canada and resident of the United States. TCM is a limited liability company organized under the laws of the State of Delaware. TC is a limited partnership organized under the laws of the State of Delaware. TCMF is a Cayman Island exempted company.

6

Item 3. Source and Amount of Funds or Other Consideration
TC expended $1,033,165.76 and TCMF expended $4,524,819.67 (including brokerage commissions) in order to purchase the respective 98,715 and 432,484 shares of Common Stock that they beneficially own. The Thesis Funds purchased the Common Stock directly owned by them with their working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.
Item 4. Purpose of Transaction.
The Filers acquired the Common Stock beneficially owned by them for investment because they believe that the market price of the Common Stock does not adequately reflect its intrinsic value.
Although no Filer has any specific plan or proposal to acquire additional shares of Common Stock or to dispose of the Common Stock they own, each Filer at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock. In determining whether to purchase additional shares or to dispose of its shares, and in formulating any plan or proposal with respect to any transaction involving the Company, the Filers intend to consider various factors including, but not limited to, the Company’s financial condition, business and prospects, other developments concerning the Company, the reaction of the Company and its shareholders to the Filers’ ownership of Common Stock, the price and availability of shares of Common Stock, other investment and business opportunities available to the Filers, developments with respect to the Filers’ business, and general economic, monetary and stock market conditions.
The Filers may engage in communications with one or more other shareholders of the Company, one or more officers of the Company, one or more members of the board of directors of the Company and/or one or more representatives of the Company regarding the Company, including but not limited to its operations and the strategic alternatives that may be available to the Company. The Filers may discuss ideas that, if effected may result in the transactions specified in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D, including but not limited to the acquisition by persons of additional Common Stock of the Company, an extraordinary corporate transaction involving the Company, and/or changes in the board of directors or management of the Company.
Except to the extent the foregoing may be deemed a plan or proposal, none of the Filers have definite plans or proposals which relate to, or could result in, any of the matters referred to in Item 4 of Schedule 13D. The Filers may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect to such matters, but, except to the extent the foregoing may deemed a plan or proposal, they have no present intention of doing so.

7

Item 5. Interest in Securities of the Issuer.
(a) As of the close of business on April 11, 2007: (i) Mr. Roseman may be deemed to be the beneficial owner of 531,199 shares of Common Stock that are held directly by the Thesis Funds and 2,208 shares of Common Stock which underlie options received by Mr. Roseman in his capacity as a director of the Company, which constitute in the aggregate 533,407 shares of Common Stock and which constitute in the aggregate 6.8% of the outstanding shares of Common Stock although he disclaims such beneficial ownership; (ii) TCM may be deemed to be the beneficial owner of 531,199 shares of Common Stock that are held directly by the Thesis Funds, which constitute in the aggregate 6.8% of the outstanding shares of Common Stock although it disclaims such beneficial ownership; (iii) TC was the beneficial owner of 98,715 shares of Common Stock that it directly owns, which constitute in the aggregate 1.3% of the outstanding shares of Common Stock; and (iv) TCMF was the beneficial owner of 432,484 shares of Common Stock that are held directly by the Thesis Funds, which constitute in the aggregate 5.5% of the outstanding shares of Common Stock.
The percentages of the outstanding Common Stock set forth herein were calculated on the basis that 7,848,393 shares of Common Stock were outstanding as of December 31, 2006, as represented by the Company in its Quarterly Report on Form 10-Q filed with the SEC on January 12, 2007.
Mr. Roseman has sole voting and dispositive power over the 2,208 shares of Common Stock which underlie options received by Mr. Roseman in his capacity as a director of the Company. Mr. Roseman and TCM share voting and dispositive power over the 531,199 shares of Common Stock held directly by the Thesis Funds. TC shares voting and dispositive power over the 98,715 shares of Common Stock with Mr. Roseman and TCM. TCMF shares voting and dispositive power over 432,484 shares of Common Stock with Mr. Roseman and TCM.
(c) Transactions in the Common Stock by Thesis Funds are described in Schedule I hereto, which Schedule is hereby incorporated by reference. All such transactions were effected on the open market.
(d) Not applicable.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Except as set forth in response to other Items of this Schedule 13D, to the best knowledge of the Filers, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

8

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement by and among Thesis Capital Management, LLC, Thesis Capital LP, Thesis Capital Master Fund Limited, and Stephen Roseman, CFA, dated April 11, 2007.

9

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: April 11, 2007

THESIS CAPITAL MANAGEMENT, LLC
By:	/s/
	Name:	Stephen Roseman, CFA
	Title:	Manager

THESIS CAPITAL LP
By:	THESIS CAPITAL ADVISORS, LLC Its General Partner

By:	/s/
	Name:	Stephen Roseman, CFA
	Title:	Manager

THESIS CAPITAL MASTER FUND LIMITED
By:	/s/
	Name:	Stephen Roseman, CFA
	Title:	Director

By:	/s/
Stephen Roseman, CFA

SCHEDULE I
Schedule of Transactions by Thesis Funds
Thesis Capital LP

Date	Transaction	Number of Shares	Price per Share in $US
02/27/2006	Buy	1,300.00	11.85
02/28/2006	Buy	1,000.00	11.71
03/01/2006	Buy	100.00	12.07
03/08/2006	Buy	700.00	12.01
03/09/2006	Buy	400.00	12.24
03/15/2006	Buy	1,699.00	12.28
03/16/2006	Buy	1,300.00	12.44
03/17/2006	Buy	1,200.00	12.34
03/24/2006	Buy	3,600.00	12.10
03/28/2006	Buy	100.00	11.80
03/29/2006	Buy	100.00	11.70
03/31/2006	Buy	800.00	12.32
04/03/2006	Buy	500.00	12.58
04/04/2006	Buy	500.00	12.69
04/13/2006	Sell	-2,000.00	13.90
04/17/2006	Sell	-500.00	12.45
04/19/2006	Sell	-700.00	12.71
04/28/2006	Buy	100.00	13.65
05/19/2006	Buy	960.00	13.24
05/24/2006	Sell	-100.00	13.80
05/24/2006	Buy	200.00	13.10
05/25/2006	Buy	300.00	13.38
05/26/2006	Buy	100.00	13.00
05/30/2006	Sell	-200.00	12.95
06/09/2006	Buy	6,352.00	10.47
06/09/2006	Buy	2,688.00	10.30
06/12/2006	Buy	519.00	10.87
06/12/2006	Buy	14,430.00	10.34
06/13/2006	Buy	6,986.00	11.48
06/14/2006	Buy	3,848.00	11.50
06/14/2006	Buy	2,367.00	11.48
06/14/2006	Buy	423.00	11.50
06/16/2006	Buy	577.00	11.50
06/19/2006	Buy	885.00	11.26
06/27/2006	Sell	-154.00	12.98
06/27/2006	Buy	443.00	12.32
06/28/2006	Buy	135.00	11.68
08/03/2006	Buy	2,189.00	12.18
08/07/2006	Buy	603.00	12.01

Date	Transaction	Number of Shares	Price per Share in $US
08/08/2006	Buy	155.00	11.58
08/09/2006	Buy	103.00	11.95
04/03/2007	Buy	13,090.00	9.97
04/04/2007	Buy	7,980.00	9.92
04/04/2007	Buy	4,200.00	9.89
04/05/2007	Buy	2,065.00	9.87
04/09/2007	Buy	3,329.00	9.98
04/10/2007	Buy	2,790.00	8.86
04/10/2007	Buy	10,044.00	8.81
04/10/2007	Buy	242.00	8.76
04/11/2007	Buy	967.00	8.75

		98,715.00

Thesis Capital Master Fund Limited

Date	Transaction	Number of Shares	Price per Share in $US
06/05/2006	Buy	7,100.00	13.01
06/06/2006	Buy	2,840.00	13.02
06/07/2006	Buy	1,200.00	13.01
06/08/2006	Buy	8,800.00	12.97
06/08/2006	Buy	100.00	12.65
06/09/2006	Buy	800.00	10.91
06/09/2006	Buy	19,712.00	10.30
06/09/2006	Buy	46,248.00	10.47
06/12/2006	Buy	2,181.00	10.87
06/12/2006	Buy	60,570.00	10.34
06/13/2006	Buy	24,514.00	11.48
06/14/2006	Buy	16,152.00	11.50
06/14/2006	Buy	9,933.00	11.48
06/14/2006	Buy	1,777.00	11.50
06/16/2006	Buy	2,423.00	11.50
06/19/2006	Buy	3,715.00	11.26
06/27/2006	Sell	-646.00	12.98
06/27/2006	Buy	1,857.00	12.32
06/28/2006	Buy	565.00	11.68
07/25/2006	Buy	3,900.00	12.31
07/26/2006	Buy	6,500.00	12.08
08/03/2006	Buy	10,511.00	12.18
08/04/2006	Buy	2,200.00	12.24
08/07/2006	Buy	2,897.00	12.01
08/08/2006	Buy	745.00	11.58
08/09/2006	Buy	497.00	11.95
08/10/2006	Buy	1,100.00	11.85
08/15/2006	Buy	2,500.00	11.93
04/03/2007	Buy	56,910.00	9.97
04/04/2007	Buy	15,800.00	9.89
04/04/2007	Buy	34,020.00	9.92
04/05/2007	Buy	9,035.00	9.87
04/09/2007	Buy	14,571.00	9.98
04/10/2007	Buy	12,210.00	8.86
04/10/2007	Buy	43,956.00	8.81
04/10/2007	Buy	1,058.00	8.76
04/11/2007	Buy	4233.00	8.75

		432,484.00

Exhibit 1
JOINT FILING AGREEMENT
This JOINT FILING AGREEMENT is entered into as of April 11, 2007, by and among the parties signatories hereto. The undersigned hereby agree that the Statement on Schedule 13D with respect to the shares of common stock, par value $0.001 per share, of Celebrate Express, Inc., a Washington corporation, is, and any amendment thereafter signed by each of the undersigned shall be, filed on behalf of each undersigned pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended.

THESIS CAPITAL MANAGEMENT, LLC
By:	/s/
	Name:	Stephen Roseman, CFA
	Title:	Manager

THESIS CAPITAL LP
By:	THESIS CAPITAL ADVISORS, LLC Its General Partner

By:	/s/
	Name:	Stephen Roseman, CFA
	Title:	Manager

THESIS CAPITAL MASTER FUND LIMITED
By:	/s/
	Name:	Stephen Roseman, CFA
	Title:	Director

By:	/s/
Stephen Roseman, CFA